CONSENT

OF

INDEPENDENT PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion, in this annual report on Form 1-A/A, of our report dated March 29, 2023, with respect to the balance sheet of Technology Holdings North America Inc. (the "Company") as of December 31, 2022 and the related statement of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2022 and the related notes to the financial statements (collectively called the "financial statements"). We also consent to references to our firm in this regard in Form 1-A/A so being filed by the Company. Our opinion does not cover any subsequent events from the date of our report i.e. March 29, 2023, till the date of this letter that might have an impact on the financial statements and the fact has been disclosed in Footnote 10 - Unaudited Subsequent Events to the financial statements.

SetApart Accountancy Corp

August 27, 2024

Los Angeles, California